UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

Green Brick Partners, Inc.
(Name of Issuer)

Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)

392709101
(CUSIP Number)

Greenlight Capital, Inc. 140 East 45th Street, Floor 24 New York, New York 10017 Tel. No.: (212) 973-1900 Attention: Chief Operating Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to - Barry N. Hurwitz Morgan, Lewis & Bockius LLP One Federal Street Boston, MA 02110 (617) 951-8000

September 11, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 834,545
9 Sole Dispositive Power 0
10 Shared Dispositive Power 834,545
11	Aggregate Amount Beneficially Owned by Each Reporting Person 834,545
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 1.8%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 11,507,838
9 Sole Dispositive Power 0
10 Shared Dispositive Power 11,507,838
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,507,838
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 25.4%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. DME Advisors, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,740,190
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,740,190
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,740,190
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 6.0%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,767,648
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,767,648
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,767,648
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 19.3%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. USA
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 869,110
8 Shared Voting Power 12,342,383
9 Sole Dispositive Power 869,110
10 Shared Dispositive Power 12,342,383
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,211,493
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 29.1%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 22 TO SCHEDULE 13D

This Amendment No. 22 to Schedule 13D (the “Amendment”), relating to shares of common stock, par value $0.01 per share (“Common Stock”), of Green Brick Partners, Inc. (f/k/a BioFuel Energy Corp.), a Delaware corporation (the “Issuer” or the “Company”), 2805 Dallas Parkway, Suite 400, Plano, Texas 75093, amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2007, as amended by Amendment No. 1 filed with the Commission on May 4, 2010, Amendment No. 2 filed with the Commission on September 27, 2010, Amendment No. 3 filed with the Commission on September 27, 2010, Amendment No. 4 filed with the Commission on December 17, 2010, Amendment No. 5 filed with the Commission on February 8, 2011, Amendment No. 6 filed with the Commission on April 8, 2011, Amendment No. 7 filed with the Commission on September 6, 2012, Amendment No. 8 filed with the Commission on March 28, 2014, Amendment No. 9 filed with the Commission on June 13, 2014, Amendment No. 10 filed with the Commission on July 16, 2014, Amendment No. 11 filed with the Commission on October 29, 2014, Amendment No. 12 filed with the Commission on July 1, 2015, Amendment No. 13 filed with the Commission on November 16, 2017, Amendment No. 14 filed with the Commission on July 5, 2018, Amendment No. 15 filed with the Commission on January 27, 2021, Amendment No. 16 filed with the Commission on February 10, 2021, Amendment No. 17 filed with the Commission on May 6, 2022, Amendment No. 18 filed with the Commission on August 5, 2022, Amendment No. 19 filed with the Commission on June 30, 2023, Amendment No. 20 filed with the Commission on August 4, 2023, and Amendment No. 21 filed with the Commission on September 8, 2023.

This Amendment is being filed on behalf of Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Advisors GP, LLC, a Delaware limited liability company (“Advisors GP”), DME Advisors, L.P., a Delaware limited partnership of which Advisors GP is the general partner (“Advisors”), DME Capital Management, LP, a Delaware limited partnership of which Advisors GP is the general partner (“DME CM”), and Mr. David Einhorn (the “Principal” and, together with Greenlight Inc., Advisors GP, Advisors and DME CM, the “Reporting Persons”).  Mr. Einhorn is the principal of each of Greenlight Inc., Advisors GP, Advisors and DME CM. Mr. Einhorn is also a Director of the Issuer.

Greenlight Inc. acts as investment advisor for Greenlight Capital Offshore Partners, Ltd. (“GCOP, Ltd.”). DME CM acts as investment advisor for Greenlight Capital Offshore Master, Ltd. (“GCOM”) and special purpose vehicles created by GCOP, Ltd. and GCOM (the “SPVs”).  DME acts as investment advisor for Solasglas Investments, LP (“SILP”).  GCOP, Ltd., GCOM, the SPVs, SILP and the Reporting Persons are referred to herein collectively as “Greenlight.”

The filing of this Amendment shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the shares of Common Stock reported herein.  Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership except to the extent of its pecuniary interest in any such shares, if applicable.

Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in this Schedule 13D, as previously amended.

This Amendment is being filed to amend and supplement Items 4, 5, 6 and 7 as follows:
Item 4.  Purpose of Transaction.

On September 11, 2023, DME Advisors, on behalf of SILP, and DME CM, on behalf of three SPVs (SILP and each SPV, a “Selling Account”), entered into forward sales (each, a “Forward Transaction”) of 937,500 shares, 418,290 shares, 300,490 shares and 218,720 shares, respectively, of the Common Stock.  In the case of SILP, the purpose of the Forward Transaction is to facilitate a reduction in the concentration of SILP’s investment portfolio.  In the case of each of the SPVs, the purpose of the Forward Transaction is to facilitate the sale of a portion of the Common Stock held by such SPV, as contemplated by the terms of the Class A interests in the SPV, as previously disclosed.

Each Forward Transaction, pursuant to a Variable Price Forward Sale Transaction Confirmation substantially in the form of Exhibit A hereto (a “Forward Confirmation”) with Goldman Sachs Financial Markets, L.P. (the “Counterparty”), provides for the applicable Selling Account to deliver the applicable number of shares of Common Stock specified above to the Counterparty at a price based on the volume weighted average price of the Common Stock as reported in Bloomberg VWAP over a valuation period, which period will be determined by the Counterparty, subject to an agreed maturity window. The Forward Transactions are settled at maturity; the Forward Confirmation for SILP provides for SILP to receive an initial cash payment based on a percentage of the then-current price of the Common Stock, subject to the determination of the final settlement amount at maturity. Settlement is scheduled to occur in or prior to the second quarter of 2024 with respect to SILP and in or prior to the third quarter of 2024 with respect to the SPVs.

To secure its obligations under the applicable Forward Confirmation, each Selling Account has entered into a pledge agreement (a “Pledge Agreement”), pursuant to which it has pledged to the Counterparty a number of shares of Common Stock (the “Pledged Shares”) equal to the number of shares to be sold under such Forward Confirmation.  It is expected that pledged shares will be rehypothecated by the Counterparty.  The Reporting Persons will not have voting control over any shares that have been so rehypothecated, for as long as such shares have been rehypothecated.

The foregoing descriptions of the Forward Transaction and the pledges do not purport to be complete and are qualified in their entirety by reference to the full text of the Forward Confirmation and Pledge Agreement, forms of which are filed as Exhibit 99.1 and Exhibit 99.2 hereto, and incorporated into this Item 4 by reference.

The Reporting Persons remain committed to being long-term shareholders of the Company, and Mr. Einhorn continues to serve as Chairman of the Company.  The Reporting Persons nonetheless may from time to time (i) dispose of their positions in the Company’s securities in the open market, in private transactions with the Issuer, or otherwise or (ii) engage in derivative or financing transactions with respect to such positions.

Item 5.  Interest in Securities of the Issuer.

(a) and (b) See Items 7-13 of the cover pages.

The percentages reported herein are based on a statement in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 2, 2023 that there were 45,378,678 shares of Common Stock outstanding as of July 26, 2023.

(c)  The information described in Item 4 is hereby incorporated by reference into this Item 5(c).  The Reporting Persons have not engaged in any other transactions in the Common Shares during the sixty day period prior to the filing of this Schedule 13D that have not previously been reported.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information described in Item 4 is hereby incorporated by reference into this Item 6.

Item 7.  Exhibits.

Exhibit 99.1	Form of Forward Confirmation

Exhibit 99.2	Form of Pledge Agreement

Exhibit 99.3
Joint Filing Agreement executed by and among the Reporting Persons as of March 28, 2014 (incorporated herein by reference to Exhibit 99.2 to Amendment No. 8 to Schedule 13D relating to shares of Common Stock of the Issuer, as filed by the Reporting Persons with the Commission on March 28, 2014)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 11, 2023

Greenlight Capital, Inc.

By: /s/ Daniel Roitman
                                                                              Daniel Roitman
   Chief Operating Officer

DME Advisors GP, L.L.C.

By: /s/ Daniel Roitman
   Daniel Roitman
   Chief Operating Officer

DME Advisors, L.P.

By: /s/ Daniel Roitman
   Daniel Roitman
   Chief Operating Officer

DME Capital Management, LP

By: /s/ Daniel Roitman
   Daniel Roitman
   Chief Operating Officer

/s/ Daniel Roitman**
Daniel Roitman, on behalf of David Einhorn

** The Power of Attorney executed by David Einhorn, authorizing the signatory to sign and file this report on David Einhorn’s behalf, filed as Exhibit 99.1 to the Schedule 13D filed with the Securities and Exchange Commission on August 29, 2019 by the Reporting Persons with respect to the common units of CONSOL Coal Resources, is hereby incorporated by reference.